

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2018

Ralph Hofmeier
Chief Executive Officer
Eurosport Active World Corp
3250 Mary St., # 303
Miami, Florida 33133

  Re: Eurosport Active World Corp
   Amendment No. 3 to Registration Statement on Form S-1
   Filed November 13, 2018
   File No. 333-226489

Dear Mr. Hofmeier:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed November 13, 2018

Exhibits
Exhibit 23.1, page 1

1. We note your auditor's consent refers to Amendment No. 1 of your filing and is dated October 15, 2018. Please amend your filing to include an updated consent from your auditors.

Financial Statements, page F-1

2. Please update the financial information in your filing in accordance with Rule 8-03 of Regulation S-X.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction